Exhibit 99.(a)(1)(L)

Synopsys Launches Tender Offer For Stock Options Impacted by Section 409A

As many of you know, in February we notified a number of our employees that a portion of the options they hold are considered “discounted” under Section 409A, a relatively new provision of the U.S. tax code. Under that provision, discounted stock options that vested after December 31, 2004 and were not exercised by December 31, 2005 are subject to substantial additional taxes in addition to regular income taxes.

The additional tax burden to our employees resulting from the discounted options was an unintended consequence of our former option grant process, so we have been working hard to correct the situation. Synopsys has taken two actions to help resolve this problem:

First, on behalf of affected employees, Synopsys will pay all Section 409A taxes from discounted options exercised on or before February 5, 2007.

Second, today Synopsys launched a tender offer to amend unexercised discounted options to eliminate the discount. While the new exercise price would be higher, between $0.05 and $4.33 per share higher, depending on the date of grant, this should remove any 409A tax consequence applicable to the options.  It is each affected employee’s choice whether or not to participate in the tender offer.

Not all employees are affected by this situation. In particular, you are not affected if you joined the company after 2005, or if you are not a U.S. employee. All affected employees have received direct communication from Shareholder Services in previous weeks, so if you haven’t received these communications, then you aren’t affected.

For those who are impacted by this treatment, please watch for an email that explains the details of the tender offer and how you can participate.

In addition, below are some Frequently Asked Questions that will provide additional information about Section 409A and our cure program.

Finally, we will be shortly holding a number of employee meetings to further inform affected employees about this issue and the tender offer process.

What is a Tender Offer?

A tender offer is an offer to employees to exchange, amend or cancel something of value. Here, Synopsys is offering to amend a portion of stock option grants previously granted at a discount to increase their exercise price to the fair market value of Synopsys’ stock on the correct accounting measurement date for those options in order to avoid the adverse tax consequences of Section 409A.

What does Section 409A do?

As we previously advised affected employees, Section 409A imposes a 20% federal tax in addition to regular income taxes on certain types of deferred compensation. Discounted options are considered to be a type of deferred compensation. This tax, and a state equivalent tax plus interest and possible penalties, applies to the portions of discounted options that vest after December 31, 2004 and which haven’t been exercised by December 31, 2005. Except for the tax due on exercises through February 5, 2007, the tax will be payable by employees who do not accept our offer to amend on exercise and on vesting of the shares.

Which Synopsys stock options are affected by Section 409A and part of the Tender Offer?

The portion of options granted on the dates below that vest after December 31, 2004 and have not yet been exercised are subject to the 409A tax and our tender offer.

GRANT DATES OF DISCOUNTED OPTIONS

January 8, 2001	February 21, 2002	April 15, 2003	May 17, 2004	May 16, 2005
February 12, 2001	April 11, 2002	May 19, 2003	July 16, 2004	July 11, 2005
March 28, 2001	May 21, 2002	September 15, 2003	August 19, 2004	August 17, 2005
April 9, 2001	June 11, 2002	October 13, 2003	September 15, 2004	October 10, 2005
May 23, 2001	July 11, 2002	October 23, 2003	October 15, 2004
July 11, 2001	August 21, 2002	November 18, 2003	November 15, 2004
August 23, 2001	September 19, 2002	December 9, 2003	December 10, 2004
November 19, 2001	February 18, 2003	January 14, 2004	January 13, 2005
December 13, 2001	March 11, 2003	April 16, 2004	March 11, 2005

Why are these options discounted?

Prior to late 2005, we granted options to employees on a monthly basis.

Since stock prices change daily, in order to ease the impact on employees hired throughout the month, we granted those options at the lowest closing price of the week in which they were granted.  This caused the options to be “discounted” for tax and accounting purposes.

Isn’t this the same as option backdating?

We do not believe this process was the type of “option backdating” you may have read about in the press. Also, this process was not used to grant options to executive officers of Synopsys.

What happens to my options if I participate in the tender offer?

If you accept our offer to amend your options, then we will increase the exercise price to the fair market value of our stock on the accounting measurement date, which is the date for financial statement purposes that we granted your option. The amount of the increase ranges from $0.05 to $4.33 per share. We will NOT change the vesting schedule of your options or its terms.

As part of the Tender Offer, will Synopsys repay me the discount that I am giving up if I participate?

No, the tender offer is only an offer to increase the exercise price of affected options in order to avoid the adverse tax consequences of Section 409A.

If I participate in the tender offer, will that fix the 409A tax problem?

Based on current tax guidance from the IRS, we believe that amending the affected options as described in our tender offer materials should avoid the adverse tax consequences of Section 409A.

What happens if I don’t participate in the tender offer?

In that case, your affected options will not be amended to eliminate the discount and you will be responsible for all taxes, interest and penalties payable under Section 409A. In particular, Synopsys will be required to withhold taxes as they become due under Section 409A.

How do I participate in the tender offer?

Look for an email from Synopsys that will direct you to a website hosted by Mellon Investor Services that will allow you to elect whether or not to participate.

I received an option on one of the dates given above, but I haven’t received an email with login information. How do I know if I should receive one?

Only U.S. employees who hold discounted options that vest after December 31, 2004 are receiving email instructions on how to participate in the tender offer. If you do not receive this email, that is probably because (1) you do not hold any discounted options, (2) all of your discounted options vested by December 31, 2004 or (3) all of your discounted options were exercised by December 31, 2005. If you still believe that you still hold discounted options, please call Mellon Monday through Friday at 1-866-210-7111 during the hours of 9:00 a.m. to 7:00 p.m., Eastern Time. Their staff is familiar with our tender offer and will be able to assist you.